Contact

www.linkedin.com/in/anupmurarka
(LinkedIn)

Top Skills

Technology Strategy Development
Public Relations
Product Marketing

Anup Murarka

Co-founder at Gemist, experienced executive helping startups bring product ideas to reality
San Antonio, Texas, United States

Summary

Specialties: Engineering management, Growth hacking, Corporate development, acquisitions, IP negotiation & licensing, Strategic planning, Technology marketing, Public Relations

Experience

Gemist
CTO & Co-Founder
October 2019 - Present (5 years 7 months)
Los Angeles Metropolitan Area

Automation Works IO
Founder
August 2018 - Present (6 years 9 months)
San Antonio, Texas Area

Proper
Head Of Operations
March 2019 - October 2019 (8 months)
United States

App Press
Head of Product, VP Business Development
November 2013 - April 2018 (4 years 6 months)
Indianapolis, Indiana Area

Building an exciting mobile platform to not only change how mobile apps are developed but who develops them. Currently leading the engineering & product team in addition to managing business development efforts.

Thirteen Elephants
Consultant
February 2012 - October 2013 (1 year 9 months)
San Francisco Bay Area

Strategic consulting for mobile and software clients.

Adobe Systems Inc
Director Technology Strategy, Business Development
January 2003 - January 2012 (9 years 1 month)

Managed 3rd party partnerships, Developed product strategies, Led Product Marketing

OpenTV, Inc
VP Strategic & Product Marketing
February 1996 - December 2002 (6 years 11 months)

3DO Company, Inc
Manager
January 1993 - January 1996 (3 years 1 month)

traveLOGIX, Inc
VP Engineering
January 1992 - January 1993 (1 year 1 month)

Claris Corporation
consultant
January 1991 - January 1993 (2 years 1 month)

Liberation Software
Manager Engineering
January 1991 - January 1992 (1 year 1 month)

Apple Computer, Inc
software engineer, contractor
January 1989 - January 1991 (2 years 1 month)

Education

Univerty of Texas as Austin
Electrical Engineering · (1986 - 1988)